SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)
Redwood Microcap Fund, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001Per Share
(Title of Class of Securities)
758058 10 1 (CUSIP Number)
Clifford L. Neuman 1507 Pine Street Boulder, Colorado 80302
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 24,2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13D-1(e), 240.13D-1(f) or 240.13D-1(g), check the following box. [   ]

CUSIP NO. 758058 10 1

	Names of Reporting Persons: John C. Power I.R.S. Identification Nos. of Above Persons (entities only)
	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
	SEC Use Only
	Source of Funds
	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 29(d) or 2(e) [ ]
	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power	437,381
	Shared Voting Power	-0-
	Sole Dispositive Power	437,381
	Shared Dispositive Power	-0-
	Aggregate Amount Beneficially Owned by Each Reporting Person: 437,381
	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
	Percent of Class Represented by Amount in Row 11: 17.5%
	Type of Reporting Person (See Instructions): IN

        Item 1.    Security and Issuer

    Name of Issuer: Redwood Microcap Fund, Inc. ("RWMC")
    Address of Issuer's Principal Executive Offices:
    6180 Lehman Drive, #103
    Colorado Springs, Colorado 80918

           Item 2.     Identity and Background

    Name of Persons Filing:

  John C. Power ("Power")

       (b)     Residence or business address:

  P.O. Box 44
  Sea Ranch, California 95497

      (c) Principal occupation or employment:

  Mr. Power was President and Director of the Issuer until March 24, 2005. He serves as Managing Member Montana Resorts, L.L.C., Managing Member of Yellowstone Gateway Resorts, L.L.C. and Co-Managing Member of Napa Canyon, L.L.C. He is also a Director of Golden West Brewing Company, Inc. and the Managing Member of Best of Sea Ranch, L.L.C.

  (d) During the last five years, the reporting person has been convicted in the following criminal proceedings (excluding traffic violations or similar misdemeanors):

  None.

  (e) During the last five years, the reporting person was a party to civil proceeding(s) of a judicial or administrative body of competent jurisdiction and as a result of such proceeding(s) was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws:

  None.

  (f) Citizenship:

  United States

  Item 3.    Source and Amount of Funds or Other Consideration:

  Not applicable.

  Item 4.    Purpose of Transaction

  On March 24, 2005, Power entered into a Stock Purchase Agreement (the "Agreement") between himself, Randy Butchard and Allan Williams (the "Shareholders") and Gibbs Holdings, L.L.C. ("Holdings") whereby Holdings acquired from the Shareholders, collectively, in a First Closing an aggregate of 901,6321 shares of RWMC common stock and agreed to acquire in a second closing an addition 670,731 shares of RWMC common stock for an aggregate purchase price of $2,513,781, or $1.60 per share, payable $375,000 in cash and $2,140,781 in aggregate promissory notes. The promissory notes are payable in quarterly installments of $150,000 in principal, plus interest, beginning on the earlier of (i) the date Holdings acquires 100% of the outstanding shares of common stock of RWMC or (ii) March 24, 2006.

  As a result of the First Closing, Power sold to Holdings an aggregate of 587,950 shares of RWMC common stock for aggregate consideration consisting of $244,536 in cash and a promissory note in the principal amount of $696,184. In the Second Closing, Power has agreed to sell his remaining 437,381 shares of RWMC common stock for an aggregate consideration of $699,809 represented by Holdings' promissory note. The sale by Power of the remaining 427,381 shares of RWMC common stock in the Second Closing is subject to Federal Communications Commission approval of a change in control of RWMC by virtue of RWMC's ownership of control of a subsidiary which owns radio stations and associated FCC licenses. It is anticipated that such approval will be obtained within 60 days.

  The promissory note given by Holdings to Power in the first closing in the principal amount of $696,184, and the promissory note to be given by Holdings to Power in the second closing in the principal amount of $699,809 are personally guaranteed by John Gibbs, the sole managing member of Holdings and is secured by a collateral pledge of a convertible note held by Gibbs and issued by RWMC.

  Gibbs intends to acquire through Holdings 100% of the RWMC Common Stock and has agreed to make a cash tender offer for the remaining shares not owned by the Shareholders, Gibbs and Holdings at a price of at least $1.60 per share, the tender offer to occur as soon as practicable. Holdings also has agreed to effect a merger at the tender offer price to acquire any shares of RWMC not purchased in the tender offer.

  Effective March 24, 2005, Power resigned as an officer and director of RWMC and its portfolio affiliates and John Gibbs was elected President of RWMC.

  John Gibbs intends to continue the previously-stated objective of RWMC, of terminating its registration as a closed-end investment company under the Investment Company Act of 1940 which, if implemented, will result in RWMC's no longer being required to file reports under the Exchange Act and the termination of public trading of its Common Stock on the over-the-counter market.

        Item 5.    Interest in Securities of the Issuer

  Effective March 31, 2004, as a result of the first closing under the Agreement, Power sold an aggregate of 587,950 shares of RWMC Common Stock. Power continues to be the beneficial owner of 437,381 shares of RWMC Common Stock, which represents 17.5% of the total issued and outstanding shares of RWMC Common Stock. Power has agreed to sell his remaining 437,381 shares of RWMC Common Stock to Holdings in a second closing to be held under the Agreement upon receipt of FCC approval. Upon consummation of the second closing and the sale by Power of his remaining 437,381 shares of stock, he will no longer be the beneficial owner, either directly or indirectly, of any shares of RWMC Common Stock.

  Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to                 Securities of the Issuer

  See Items 4 and 5 above.

          Item 7.    Materials to Be Filed as Exhibits

The following are included as exhibits to this report:

No.	Description
Stock Purchase Agreement dated March 24, 2005 between Gibbs Holdings, LLC and the Shareholders named therein.
Form of Pledge and Security Agreement between John Gibbs and the Shareholders.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2005.

March 28, 2005 (Date)
/s/ John C. Power (Signature)
John C. Power (Name/Title)